February 19, 2008

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Terence O’Brien

RE:	The PBSJ Corporation

Form 10-K for the fiscal year ended September 30, 2007

Filed December 18, 2007

File No. 0-30911

Ladies and Gentlemen:

We have received your comment letter dated January 22, 2008 regarding The PBSJ Corporation’s Form 10-K for the fiscal year ended September 30, 2007. Our responses to the comments are set forth below. For ease of reference, each comment has been repeated below, with the Company's responses set forth below each comment. The numbering below corresponds to that used in the Staff’s comment letter.

Item 6. Selected Financial Data, page 26

1.	In future filings, please include descriptions or cross-reference to a description of the factors that materially affect the comparability of the financial information reflected in each of the five years. Examples of such factors may include but are not limited to the misappropriation losses, the change in estimate of the accrued reimbursement liability, the recovery of assets related to the misappropriation losses, the insurance coverage for the misappropriation losses, the gain related to the sale-leaseback transaction, business combinations, etc. Refer to Instruction 2 to Item 301 of Regulation S-K for guidance.

Response:

The Company confirms that in future filings it will include descriptions of the factors that materially affect the comparability of the financial information for each of the years presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 45

2.	We note that accounts receivable, net and unbilled fees totaled $161,996,000 as of September 30, 2007; however engineering fees for the fourth quarter of fiscal year 2007 was $154,431,000. We further note that you attributed the 25.1% increase in unbilled fees as of September 30, 2007 as compared to September 30, 2006 primarily to the increase in engineering fees, which only increased by 8.2% for the fiscal year. Finally we note that only 80% of your revenues are billed on a monthly basis and the remainder is billed once you have reached certain stages of completion per the contract. However, it does not appear as though your analysis of accounts receivable, net and unbilled fees fully demonstrates that the amounts are collectible. Given that these two line items represent 62.7% of total assets as of September 30, 2007, please revise your disclosure in future filings to provide a more comprehensive analysis of the collectability of these two line items. For example, it may be useful to disclose the days sales outstanding for accounts receivable, net for each period presented, including an analysis of any material increases or decreases in the number of days. Also, you may want to consider disclosing the amount or percentage of unbilled fees that have subsequently been billed as of a specific date. If a material amount of the unbilled fees remains unbilled as of the specific subsequent date, include an analysis of the components of unbilled fees and the timing of when such amounts will be billable.

Response:

The Company confirms that in future filings it will include a more comprehensive analysis of the collectibility of accounts receivable, net and unbilled fees.

Critical Accounting Policies, page 53

3.	We note that there is not public market for your shares of common stock and that you typically offer a limited annual stock offering period where shareholders may buy and sell shares of common stock based on a price determined by an appraisal. We further note that the fair value of your common stock used in this internal market is also used when shares of common stock are issued in an acquisition and when you issue shares of restricted stock to employees. As such, it would appear that the appraisal of your shares of common stock is a critical estimate to your consolidated financial statements and also to your shareholders’ decisions to buy or sell their shares of common stock during the internal market. In future filings, please include disclosure for each of the following, as a minimum, for your determination of the fair value of shares of common stock:

•	The approach(es) and method(s) used to estimate the fair value. An example would be the discounted cash flow method when applying the income approach.

•	The material assumptions used for each method.

•	A sensitivity analysis of each material assumption used for each method.

•	Any events or factors that would impact the material assumptions used.

•

An explanation as to whether you take into consideration material events/transactions that occur between the valuation date (i.e. September 30th) and the internal market trading, the date you grant restricted stock, or issue shares of common stock in an acquisition. If you do not adjust the estimated fair value for material transactions that occur subsequent to the estimation date, please explain your rationale.

Please provide us with the disclosure you intend to include in future filings. If you do not believe estimating the fair value of your common stock to be a critical estimate, please tell us how you made such determination. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

We will include in future Form 10-K filings a disclosure concerning the manner in which our common stock is valued for the purpose of internal trading. A draft of the disclosure that we intend to include is provided below.

Historically the Company has not adjusted the fair value of its common stock for transactions other than acquisitions which occur between valuation dates. During the stock trading window, the September 30th valuation price is used to transact stock purchases, sales and redemptions. However this price is not finalized by the independent appraisers until late December, after the fiscal year end financial statement audit is substantially complete. The valuations performed by the appraisers take into consideration, as appropriate, actual financial activity for the three months subsequent to September 30th and any significant transactions. The Company usually holds the stock trading window in February, which is generally less than two months after we receive the stock valuation. Historically there have not been any significant transactions during this period which would materially affect the stock price. Therefore, the Company believes that the price used for the stock trading window accurately reflects the fair value of our common stock. In the future if there are significant transactions during the period between the date the Company obtains the stock price and the date of the window, the Company would update the stock price used in the window for the effects of these transactions. Restricted stock grants are made throughout the year. These grants are individually insignificant and are not material in the aggregate.

Regarding the stock price used in acquisitions, historically when we have issued common stock in acquisitions in the latter half of the fiscal year, the stock price used in the acquisition has been estimated as of the date of the transaction and the purchase price was adjusted once the fiscal year end stock price is determined. . We have not issued common stock in an acquisition since fiscal year 2005. All of our acquisitions since fiscal 2005 have been cash transactions However, if we were to have a material mid-year acquisition or material mid-year stock transaction the Company would update the estimated fair value of the stock.

Draft Disclosure

Valuation Methodologies

The value of PBSJ stock is based on formal valuation analyses performed by one or more outside, independent appraisal firms. The stock price established based on the appraisers’ valuation reports is utilized for the PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust (Trust/ESOP) administration purposes and to set the price for direct employee-shareholder purchases, sales and redemptions.

The Company’s current policy is to utilize three independent appraisers to provide valuation reports. In order to ensure the independence and qualifications of the appraisers, they are selected each year by the Audit Committee of the Board of Directors (Audit Committee). For the September 30, 2007 valuation, the Company used Willamette Management Associates, Houlihan Lokey, and Matheson Financial Advisors.

Consistent with generally accepted valuation methodology, the appraisers utilize the following methods

i) income approach (discounted cash flow method)

ii) the market approach (guideline public company method and guideline merged and acquired company method); and

iii) base their analyses on the Company’s financial statements, interviews with key managers, and external data including comparable merger/acquisition transactions and national and regional economic reviews.

While the internal data utilized by the appraisers is factual and consistent, their valuation reports reflect their professional judgment and are based on many material assumptions regarding future business trends and market conditions.

Accordingly, the Audit Committee has adopted the following methodology to determine stock price: The two valuations that are closest in value are averaged to produce the stock price, with each receiving a 50% weight. The remaining valuation, designated the “outlier,” is excluded from the value calculation. The Audit Committee reviews the valuation reports and assumptions used on behalf of both the Company and the Trust/ESOP and makes a recommendation to both the Trust/ESOP and the Board of Directors whether the indicated stock price should or should not be accepted and utilized for transactions until the next valuation is performed. The stock price for September 30, 2007 is $29.68.

Valuation Assumptions

The material assumptions used by the two independent appraisers whose appraisals were used to determine the stock value at September 30, 2007 are:

	Appraiser 1	Appraiser 2
Discounted Cash Flow Method
Weighted average cost of capital	21.76%	18.50%

Guideline Public Company Method
EBIT multiple	9.0%	7.5%
EBITDA multiple	7.5%	6.0%
Revenue multiple	50%	50%

Guideline Merged and Acquired Company Method
EBIT multiple	8.5%	n/a *
EBITDA multiple	7.5%	n/a *
Revenue multiple	55%	60%

Lack of control discount factor	17%	15%

*	This assumption was not used by Appraiser 2 for the Guideline Merged and Acquired Company Method

A 10% increase or decrease in any of the assumptions above would result in a range of common stock prices from $28.84 to $30.56.

4.	We note that you have not included the assessment of your goodwill for impairment on an annual basis, as a minimum, to be a critical accounting policy. We further not that goodwill is 8.4% of total assets and 27.8% of total stockholders’ equity as of September 30, 2007. As such, please include your testing of goodwill for impairment as a critical accounting estimate in future filings. Such disclosures should include, as a minimum:

•	Identification of your reporting units;

•	The approach(es) and method(s) used to estimate the fair value of your reporting units;

•	The material assumptions used in the method(s), including a sensitivity analysis of those assumptions;

•

A statement as to whether the fair value of any of your reporting units is or is not materially in excess of the carrying value. For any reporting unit with a carrying value that is not materially different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom.

Otherwise please tell us why you do not believe you testing of goodwill is not a critical estimate to your consolidated financial statements. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company confirms that in future Form 10-K filings it will include the valuation of goodwill as a critical accounting policy. Additionally, in future filings, we will provide the additional disclosures suggested above.

12. Commitments and Contingencies, page 84

5.	We note your disclosure in the fourth paragraph on page 85 that the ultimate outcome of your existing and other pending proceedings, lawsuits and claims “should” not materially affect your financial position, results of operations or cash flows. It in unclear to us based on such disclosure if you believe material additional liabilities are reasonably possible to be incurred. Please clarify your disclosure in future filings; otherwise, please provide all the disclosures required by paragraph 10 of SFAS 5. Please tell us how you intend to revise your disclosure in future filings.

Response:

In accordance with SFAS 5, the Company accrues for contingencies when a loss is probable and the amounts can be reasonable estimated. Additionally, the Company does not believe that material additional liabilities are reasonably possible to be incurred related to contingencies at September 30, 2007.

The Company will clarify its disclosure in future filings by modifying the fourth paragraph of page 85 as follows:

Management believes that the disposition of these matters will not have a material impact on the Company’s consolidated financial position, cash flows, liquidity or results of operations.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission for taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (813) 281-8267 with any questions or comments regarding this letter.

Sincerely,

/s/ Donald J. Vrana
Donald J. Vrana
The PBSJ Corporation
Senior Vice President and Chief Financial Officer

cc:	Tracey Houser, Staff Accountant, United States Securities and Exchange Commission

Michele L. Keusch, Greenberg Traurig, PA

Mark Watson, Deloitte & Touche LLP